SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

New Relic, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64829B100
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,529,118 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,529,118 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,529,118 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 64829B100	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.001 per share, of New Relic, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 188 Spear Street, Suite 1000, San Francisco, CA 94105.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (“JANA”, or the “Reporting Person”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153.

(c) The principal business of JANA and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,529,118 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $184.1 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 64829B100	SCHEDULE 13D	Page 4 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.

On June 6, 2022, JANA entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, (i) on June 13, 2022, each of Kevin Galligan, a Partner of JANA, (the “JANA Nominee”) and Susan D. Arthur (the “Mutual Nominee” and, together with the JANA Nominee, the “Agreed Nominees”), was appointed as an independent Class II director of the Company with a term expiring at the 2022 annual meeting of the Company’s stockholders (the “2022 Annual Meeting”) or until such person’s earlier death, resignation, disqualification or removal and (ii) the Issuer committed to include the Agreed Nominees on the Issuer's recommended slate of nominees for election at the 2022 Annual Meeting.

Pursuant to the Cooperation Agreement, JANA irrevocably withdrew the nomination notice, dated May 20, 2022, submitted to the Issuer by JANA Strategic Investments Benchmark Master Fund, L.P.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified by the full text of the Cooperation Agreement which is included as Exhibit B to this Schedule 13D by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2022 (the “Form 8-K”) and is incorporated by reference herein.

Subject to the terms of the Cooperation Agreement, the Reporting Person may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Person may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, stockholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its stockholder rights including the right to propose new directors for the Issuer’s Board.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment position in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares, except as may be limited by the Cooperation Agreement.

CUSIP No. 64829B100	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 66,920,164 Shares outstanding as of May 10, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the SEC on May 17, 2022.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,529,118 Shares, representing approximately 5.3% of the Shares outstanding.

(b) JANA has sole voting and dispositive power over the 3,529,118 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 6, 2022, the Issuer and JANA entered into the Cooperation Agreement. A copy of such agreement is included as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days.
Exhibit B:	Cooperation Agreement, dated June 6, 2022 (incorporated by reference to Exhibit 10.1 of the Form 8-K).

CUSIP No. 64829B100	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

CUSIP No. 64829B100	SCHEDULE 13D	Page 7 of 7 Pages

EXHIBIT A

Transactions in the Shares of the Issuer During the Last Sixty (60) Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/04/2022	27,800	59.84
05/05/2022	138,000	59.82	59.80 – 59.84
05/06/2022	194,000	57.76	57.29 – 57.94
05/09/2022	97,111	51.85
05/09/2022	129,889	53.29	53.24 – 53.38
05/10/2022	53,967	49.73	49.32 – 49.92
05/11/2022	93,999	49.54	48.96 – 49.84
05/12/2022	126,400	47.54	47.24 – 47.95
05/12/2022	114,700	48.29	48.22 – 48.36
05/13/2022	321,000	46.23	45.80 – 46.50
05/16/2022	281,489	44.11	43.93 – 44.42
05/17/2022	539,320	44.50	44.44 – 44.72
05/17/2022	50,000	45.50
05/18/2022	100,000	43.62	43.56 – 43.82
05/19/2022	19,331	44.00
05/19/2022	20,200	45.40
05/19/2022	140,469	46.59
06/07/2022	26,758	50.50	50.26 – 50.59
06/08/2022	125,000	52.01	51.78 – 52.22
06/09/2022	63,000	51.07	51.06 – 51.09